Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131

May 29, 2013

Securities and Exchange Commission
100 F. Street, NE
Washington DC 20549
Division of Corporate Finance

Re:	SEC Comment Letter dated May 16, 2013
SEC File No. 001-33664

Ladies and Gentlemen:

We are writing in reference to your letter to Charter Communications, Inc. dated May 16, 2013 regarding the Staff's comments to our Form 10-K for the Fiscal Year Ended December 31, 2012. Per our conversation on May 29, 2013, due to timing constraints from the holiday and management's schedules, we have requested additional time to respond to your comment letter. As a result, we anticipate filing our response letter on or before Friday, June 7, 2013.

Thank you for your attention in this matter.

Sincerely,

/s/ Kevin D. Howard
Kevin D. Howard
Senior Vice President - Finance, Controller and
Chief Accounting Officer